Exhibit 12.1

	Ratio of Earnings to Fixed Charges
(in 000s, except ratios)	Six Months Ended August 2, 2003	Six Months Ended August 3, 2002		Fiscal Year Ended February 1, 2003		Fiscal Year Ended February 2, 2002		Fiscal Year Ended February 3, 2001	Fiscal Year Ended January 29, 2000		Fiscal Year Ended January 30, 1999
Interest	20,304	24,405		$47,237		$53,709		$59,718	$51,557		$48,930
Interest factor in rental expense	10,061	10,124		20527		20,636		20,255	19,197		18,396
Capitalized interest	0	16		44		1		489	1,098		1,020

(a) fixed charges	30,365	34,545		$67,808		$74,346		$80,462	$71,852		$68,346
Earnings from continuing operations before income taxes and cumulative effect of change in accounting principle	(33,185)	46,348		$68,243		$54,206		$(80,176)	$40,859		$4,710
Fixed charges	30,365	34,545		67,808		74,346		80,462	71,852		68,346
Capitalized interest	0	(16)		(44)		(1)		(489)	(1,098)		(1,020)

(b) Earnings	$(2,820)	$80,877		$136,007		$128,551		$(203)	$111,613		$72,036

(c) Ratio of earnings to fixed charges (b/a)	0.0	2.3	x	2.0	x	1.7	x	0.0	1.6	x	1.1	x

The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings from continuing operations before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $33.2 and $80.7 million for the six months ended August 2, 2003 and for the fiscal year ended February 3, 2001.